FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of,                     May                                2004
                                      -----------------------------    --------
Commission File Number                001-13718
                                      -----------------------------    --------


                                MDC PARTNERS INC.
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                 (Translation of registrant's name into English)

              45 Hazelton Avenue, Toronto, Ontario, Canada, M5R 2E3
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                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F                       Form 40-F       X
                        ----------------                ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                              No         X
                   ----------------                ----------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

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                                 DOCUMENT INDEX


       Document                                                       Page No.
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          1.          News Release dated May 6, 2004                    3


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                                                                     Document 1

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                                  PRESS RELEASE
                              FOR IMMEDIATE RELEASE

FOR:                    MDC Partners Inc.
                        45 Hazelton Avenue
                        Toronto, Ontario M5R 2E3

CONTACTS:               Walter Campbell                Glenn Gibson
                        Chief Financial Officer        Senior Vice President,
                        Tel:  416-960-9000 ex. 336       Finance
                                                       Tel: 416-960-9000 ex. 224

TSX Stock Symbol:       MDZ.A
NASDAQ Stock Symbol:    MDCA
Website:                www.mdc-partners.com


                    MDC PARTNERS TO APPOINT KPMG AS AUDITORS

TORONTO, Ontario (May 6, 2004) - MDC Partners Inc. ("MDC") today announced that the Board of Directors has resolved not to propose the Corporation's current auditors, BDO Dunwoody LLP, for re-appointment to the position as auditor of the Corporation at the Corporation's annual and special meeting of shareholders (the "Meeting") to be held on June 9, 2004. The Corporation will propose KPMG LLP, for appointment as the auditor of the Corporation at the Meeting. There have been no "Reportable Events" (as such term is defined in National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102")), other than a "consultation" (as such term is defined in NI 51-102) regarding the provision of advice by KPMG LLP to the Corporation in respect of the application of accounting principles or policies related to certain share compensation arrangements.

About MDC Partners Inc.

MDC Partners is one of the world's leading marketing communications firms. Through its partnership of entrepreneurial firms, MDC provides advertising and specialized communication services to leading brands throughout the United States, Canada and the United Kingdom. MDC Class A shares are publicly traded on the Toronto Stock Exchange under the symbol MDZ.A and on the NASDAQ under the symbol MDCA.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risks and uncertainties which may cause the actual results or objectives to be materially different from those expressed or implied by such forward-looking statements. Such factors include, among other things, the Company's financial performance; changes in the competitive environment; adverse changes in the economy; ability to maintain long-term relationships with customers; financing requirements and other factors set forth in the Company's Form 40-F for its fiscal year ended December 31, 2002 and subsequent SEC filings.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         MDC PARTNERS INC.
                                                 ------------------------------
                                                           (Registrant)


Date:  May 7, 2004                                      /s/ Walter Campbell
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                                                           (Signature)
                                                   Walter Campbell
                                                   Chief Financial Officer